ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated December 5, 2006 to the Contract Prospectus and the Contract Prospectus Summary, each dated April 28, 2006, as supplemented

The following information updates the "Agreement with the Company" section of the Contract Prospectus and Contract Prospectus Summary.

The agreement between ING Life Insurance and Annuity Company (the Company) and NYSUT Member Benefits Trust described in this section, and the Company's payments to NYSUT Member Benefits Trust in connection with that agreement, will terminate as of the agreement's scheduled termination date of December 31, 2006. NYSUT Member Benefits Trust intends to conduct a Request for Proposal during the first half of 2007 in order to identify retirement plan providers to endorse for the consideration of NYSUT members. The Company intends to review the criteria in the Request for Proposal in anticipation of participating in the Request for Proposal process.

X.75962-06G   December 2006
C06-1205-003R (12/06)